SELECT ASSET FUND, SERIES 2, INC.

Statement of Assets and Liabilities

June 30, 1997

(Unaudited)

Assets
Investments, at value (@ cost $554,130,578)                 $   1,010,930,947
Dividends receivable                                                1,365,236
Interest receivable                                                    30,271
Prepaid expenses                                                       51,000

   Total Assets                                                 1,012,377,454


Liabilities
AMPS Dividend Payable                                               1,078,144
Accrued expenses                                                      622,196
Notes payable                                                         113,400
Accrued interest expense                                                2,685

   Total Liabilities                                                1,816,425

   Net Assets                                               $   1,010,561,029


Net assets are represented by:
Series A Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 1,000 shares
     authorized, issued and outstanding                           100,000,000
Series B Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 1,000 shares
     authorized, issued and outstanding                           100,000,000
Series C Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 600 shares
     authorized, issued and outstanding                            60,000,000
Series D Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 500 shares
     authorized, issued and outstanding                            50,000,000
Series E Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 500 shares
     authorized, issued and outstanding                            50,000,000
Common stock at par value, $.01 per share, 199,996,400 shares
     authorized, 71,071,001.64 shares issued and outstanding          710,710
Additional paid-in capital                                        190,301,095
Undistributed Net Gains                                             2,748,855
Net unrealized appreciation of investments                        456,800,369

   Net Assets                                               $   1,010,561,029

   Net asset value per common shares outstanding            $            9.15

See accompanying notes to the financial statements.
SELECT ASSET FUND, SERIES 2, INC.

Statement of Operations

For the period from January 1, 1997 to June 30, 1997

(Unaudited)



Investment income:
       Dividend income                                      $       8,360,272
       Interest income                                                 68,461

         Total investment income                                    8,428,733

Expenses:
   Broker dealer fee                                                  437,872
   Legal fees                                                               0
   Rating agencies fees                                                18,500
   Independent auditors                                                18,552
   Auction agent fee                                                   10,835
   Administration fees                                                272,468
   Directors fees and expenses                                          5,393
   Interest expense                                                     4,648
   Insurance                                                            9,514
   Investment management fee                                           44,214
   Other expenses                                                       1,481

        Total expenses                                                823,477

        Net investment income                                       7,605,256

Net realized and unrealized gains on investments:
   Net realized gain on investments:
        Proceeds from sales                 $     9,555,237
        Cost of securities sold                  (6,561,527)
                                                                    2,993,710
   Unrealized appreciation of investments:
        Beginning of period                     290,453,869
        End of period                           456,800,369
   Increase in net unrealized appreciation of investments         166,346,500

        Net increase in net assets resulting
           from operations                                  $     176,945,466



See accompanying notes to the financial statements.
SELECT ASSET FUND, SERIES 2, INC.

Statement of Changes in Net Assets

For the period from January 1, 1997 to June 30, 1997

and for the year ended December 31, 1996

(Unaudited)

                                               For the six
                                              months ended        For the
                                              June 30, 1997     year ended
                                               (Unaudited)   December 31, 1996
From operations:
   Net investment income                    $     7,605,256        14,087,883
   Net realized gain on investments               2,993,710       122,507,248
   Net change in unrealized appreciation
        on investments                          166,346,500         3,364,522

        Increase in net assets resulting
           from operations                      176,945,466       139,959,653

Dividends to stockholders from net
   investment income:
   Auction market preferred stock                (7,605,256)      (10,388,299)
   Common stock                                           0        (3,699,584)
                                                 (7,605,256)      (14,087,883)

Dividends to stockholders from net realized gains:
   Auction market preferred stock                  (370,472)                0
   Common stock                                           0      (122,381,631)
                                                   (370,472)     (122,381,631)

        Decrease in net assets resulting from
           dividends to stockholders             (7,975,728)     (136,469,514)

Increase (decrease) from capital share transactions:
   Issuance of auction market preferred stock    50,000,000       310,000,000
   Issuance of common stock                               0        36,154,530
   Additional paid in capital from
        common stockholder                        4,000,000                 0
   Return of additional paid in capital to
        common stockholder                       (7,593,935)     (490,818,932)

                                                 46,406,065      (144,664,402)

        Total increase in net assets            215,375,803      (141,174,263)

Net assets:
   Beginning of period                          795,185,226       936,359,489

   End of period                            $ 1,010,561,029       795,185,226


See accompanying notes to the financial statements.


SELECT ASSET FUND, SERIES 2, INC.

Financial Highlights

For the period from January 1, 1997 to June 30, 1997, the years ended December 31, 1996, 1995, 1994 and for the period
April 28, 1993 (commencement of operations) through December 31, 1993


                               For the six
                               months ended
                               June 30, 1997
                               (Unaudited) 1996     1995     1994   1993 (1)

For a share of common stock outstanding
     throughout the period:
 Net asset value, beginning of
     period                        6.83    14.41    10.97    11.42    10.00
 Net investment income             0.10     0.20     0.52     0.46     0.35
 Net realized and unrealized gains
    (losses) on investments        2.38     1.77     6.00    (0.24)    1.25

      Total from investment
          operations               2.48     1.97     6.52     0.22     1.60

Additional paid in capital         0.06     0.00     0.00     0.00     0.00

Less distributions from net investment income
     and net realized gains:
 Common share equivalent of dividends
    paid to AMPS holders          (0.11)   (0.14)   (0.45)   (0.26)   (0.12)
 Dividneds paid to common
    shareholders                   0.00    (1.86)   (0.59)   (0.41)   (0.06)

Less distributions from net paid-in capital:
 Return of capital paid to common
    shareholders                  (0.11)   (7.55)   (2.04)    0.00     0.00

      Total distributions         (0.22)   (9.55)   (3.08)   (0.67)   (0.18)

Net asset value, end of period   $ 9.15     6.83    14.41    10.97    11.42

Total investment return           22.25%   13.67%   59.43%    1.93%   14.85%(2)

Net assets at end of
     period (000s)            1,010,561  795,185  936,359  886,412  712,983

Ratio of expenses to average net assets
     applicable to common stock    0.09%    0.23%    0.13%    0.15%    0.24%(3)

Ratio of net investment income to average net
     assets applicable to common
     stock                        -0.04%    0.43%    0.35%    1.25%    5.32%(3)

Portfolio turnover                 1.04%   17.51%   16.27%    3.52%    1.00%

Average commissions paid on equity
     securities transactions(5) $0.0085   0.0200     0.00     0.00     0.00

 (1)For the period April 28, 1993 (commencement of operations) to December 31, 1993.
 (2)Total investment return for the period; not annualized.
 (3)Annualized.
 (4)Net investment income is adjusted for distributions paid to auction market preferred stock ("AMPS") holders.
 (5)For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share for trades on which commissions are charged.

See accompanying notes to financial statments.


                    SELECT ASSET FUND, SERIES 2, INC.

                     Notes to the Financial Statements

                               June 30, 1997

                                (Unaudited)


(1) Organization and Significant Accounting Policies

    The Select Asset Fund, Series 2, Inc. (the "Fund") is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund commenced investment operations on April 28, 1993.

    The Fund's objective is long-term capital appreciation with income as a secondary objective. The Fund's investments consist primarily of common stocks of large and medium capitalization U.S. companies.
      The Fund's investment portfolio must conform to certain rating agency asset coverage tests so long as the Fund has preferred stock outstanding.

    The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

    (a) Security Valuation

        Investments in securities traded on a national securities exchange
          (or reported on the Nasdaq national market) are valued at the last reported sales price on the primary exchange. Temporary investments are valued at amortized cost which approximates fair value.

    (b) Security Transactions

        Security transactions are accounted for on a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date and interest income is recorded on the accrual basis.

    (c) Federal Income Taxes

        It is the Fund's policy to comply with the requirements of the Internal
          Revenue Code applicable to regulated investment companies and distribute its taxable income to shareholders. Therefore, no provision for Federal income tax is required.

    (d) Distribution of Income and Gains

        The Fund distributes substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common stockholder are declared and paid at least annually. Net capital gains, if any, are generally distributed annually.

        The character of income and gains to be distributed are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. At December 31, 1996 reclassifications were made to the Fund's capital accounts to reflect permanent book/tax differences and income and gains available for distributions under income tax regulations. Net investment income, net realized gains and net assets were not affected by this change.
                                         2


                          SELECT ASSET FUND, SERIES 2, INC.

                       Notes to Financial Statements, Continued

                                    (Unaudited)


(1), Continued

     (e)  Reclassification Policy

        It is the Fund's policy to reclassify certain amounts to conform to the current year's presentation when necessary.

    (f) Use of Estimates

        Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.


(2) Related Party Transactions

    A collective trust fund for employee benefit plans is the sole common stockholder of the Fund. Certain officers and directors of the Fund are affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

    During the six months ended June 30, 1997, the common stockholder contributed approximately $4,000,000 as additional paid in capital.

    During the six months ended June 30, 1997 and the year ended
      December 31, 1996, dividends to the common stockholder amounted to $0 and $126,081,215, respectively.

    During the six months ended June 30, 1997 and the year ended
      December 31, 1996, return of capital distributions to the common stockholder amounted to approximately $7,600,000 and approximately $524,000,000, respectively. Approximately $490,800,000 of the 1996 return of capital is a result of capital share transactions with the common shareholder.

    Comerica Bank serves as both custodian and administrator for the Fund.
      The Custodian Contract and the Administration Agreement were amended changing their respective fee schedules effective January 1, 1996. Separate custodian and administration fees were replaced with a single administration fee of six basis points based upon average net assets during the year. An affiliate of Comerica Bank serves as investment advisor to the Fund. The annual investment management fee is 0.01% of average equity investments. The administration and management fees are calculated and accrued on a monthly basis.


(3) Investment Transactions

    The aggregate cost of securities purchased and the aggregate proceeds of securities sold excluding short-term securities, for the six months ended June 30, 1997 were $6,561,527 and $9,555,237, respectively.

    As of June 30, 1997, the aggregate gross unrealized appreciation and depreciation of investments for Federal income tax purposes, were
        $461,292,778 and $4,492,409, respectively.
                                       3

                       SELECT ASSET FUND, SERIES 2, INC.

                    Notes to Financial Statements, Continued

                                  (Unaudited)


(4) Auction Market Preferred Stock

    In January 1996, the Fund issued $260 million of Auction Market
      Preferred Stock ("AMPS"). In June 1996, the Fund sold an additional $50 million of AMPS and issued 6,098,042.8 shares of common stock.

    In February 1997, the Fund issued an additional $50 million of AMPS.

    The Fund has outstanding at June 30, 1997, 1000 shares each of Series
      A and Series B, 600 shares of Series C, 500 shares each of Series D and Series E AMPS at a liquidation value of $100,000 per share. Dividends are cumulative from the date of original issue and are paid every 49 days at a rate set through a Dutch Auction. The AMPS rates in effect on June 30, 1997 were 4.43%, 4.35%, 4.27%, 4.25% and
      4.35% for Series A, Series B, Series C, Series D and Series E, respectively.

    Each series of AMPS is redeemable at the option of the Fund in whole, but not in part, at a price of $100,000 per share plus accumulated and unpaid dividends. The Fund is subject to certain asset coverage tests, and the AMPS are subject to mandatory redemption if the tests are not met.

    In addition, the AMPS are subject to mandatory redemption if the Fund ceases to qualify as a regulated investment company or if Merrill Lynch, Pierce, Fenner & Smith Incorporated ceases to be the broker dealer.
      The liquidation value under mandatory redemption of the AMPS is $100,000 per share plus accumulated and unpaid dividends.


(5) Notes Payable

    As of June 30, 1997, the Fund had $113,400 of principal notes outstanding to investors. The notes due on April 28, 2018, bear interest at a floating rate. The interest rate, which resets annually, is set at the one-year U.S. Treasury bill rate plus 2.50%. As of June 30, 1997, the Fund was paying interest at 8.54% per annum.


                           SELECT ASSET FUND, SERIES 2, INC.

                                Portfolio of Investments
                                     June 30, 1997

                                      (Unaudited)
  No. of
   Shares                                    Market Value
COMMON STOCK

  BUILDING AND CONSTRUCTION                1.22%

                BUILDING MATERIALS
     3,300  CHAMPION INTL CORP                    182,325.00
    22,100  GEORGIA PACIFIC CORP                1,886,787.50
   105,300  HOME DEPOT                          7,259,118.75
     9,200  OWENS CORNING                         396,750.00

                CONSTRUCTION EQUIPMENT
     7,200  GIDDINGS & LEWIS                      150,300.00
        17  MORRISON KNUDSEN CORP-WTS                 106.25

                PAINT AND FLAT GLASS
     6,200  PPG INDUS INC                         360,375.00
    38,000  SHERWIN WILLIAMS CO                 1,173,250.00

                INDUSTRIAL CHEMICALS
       800  ROHM & HAAS CO                         72,050.00

                MISCELLANEOUS
     5,000  FLUOR CORP                            275,937.50
     9,500  FOSTER WHEELER CORP                   384,750.00
     9,400  KAUFMAN & BROAD HOME CORP             165,087.50

   TOTAL BUILDING AND CONSTRUCTION            $12,306,837.50

  CHEMICALS AND DRUGS                     15.41%

                CHEMICALS
     4,200  AIR PRODS & CHEMS INC                 341,250.00
    15,800  AMGEN INC                             918,375.00
    43,800  BOSTON SCIENTIFIC CORP              2,690,962.50
    70,300  DOW CHEMICAL CO                     6,124,887.50
   235,600  DUPONT DENEMOURS & CO              14,813,350.00
     3,500  EASTMAN CHEMICAL CO                   222,250.00
    20,725  ENGLEHARD CORP                        433,929.69
     8,500  FMC CORP-NEW                          675,218.75
    12,800  GRACE W. R. & CO. (NEW)               705,600.00
    24,900  HERCULES INC                        1,192,087.50
    40,400  MONSANTO CO                         1,739,725.00
    31,300  MORTON INTERNATIONAL INC              944,868.75
    14,900  NALCO CHEM CO                         575,512.50
    36,100  PRAXIAIR INC                        2,021,600.00
    18,600  SIGMA-ALDRICH CORP                    652,162.50
    28,000  UNION CARBIDE CORP                  1,317,750.00

                DRUGS
    38,900  ABBOT LABS                          2,596,575.00
     4,800  ALZA CORP CL A                        138,900.00
   142,500  AMERICAN HOME PRODUCTS             10,901,250.00
   239,400  BRISTOL MYERS SQUIBB CO            19,391,400.00
    96,400  JOHNSON & JOHNSON                   6,205,750.00
   127,500  LILLY ELI & CO                     13,937,343.75
   278,000  MERCK & CO., INC                   28,773,000.00
   157,300  PFIZER INC                         18,797,350.00
   125,090  PHARMACIA & UPJOHN INC              4,346,877.50
    22,400  SCHERING PLOUGH                     1,072,400.00
     9,800  WALGREEN CO                           525,525.00

                COSMETICS
     3,800  ALBERTO CULVER CO CL B                106,400.00
    31,600  AVON PRODUCTS INC                   2,229,775.00
     2,600  INTL FLAVORS & FRAGRANCES             131,300.00

                HEALTH PRODUCTS/CARE
     2,200  ALLERGAN INC                           69,987.50
    13,300  BARD CR INC                           482,956.25
     2,200  BAUSCH & LOMB                         103,675.00
    61,000  BAXTER INTL INC.                    3,187,250.00
    28,800  BECTON DICKINSON & CO               1,458,000.00
     5,100  BEVERLY ENTERPRISES INC                82,875.00
    61,005  COLUMBIA/HCA HEALTHCARE             2,398,259.06
    10,000  GUIDANT CORP                          850,000.00
    49,800  TENET HEALTHCARE CORP               1,472,212.50
    15,300  U S SURGICAL                          569,925.00
    10,700  UTD HEALTHCARE CORP                   556,400.00

         TOTAL CHEMICALS AND DRUGS           $155,754,916.25

  CONSUMER PRODUCTS                       10.03%

                CONFECTIONS AND BEVERAGES
   131,400  ANHEUSER-BUSCH COS                  5,510,587.50
    16,100  BROWN FORMAN INC CL B                 785,881.25
    80,000  COCA COLA CO                        5,580,000.00
     5,400  NEWELL CO.                            213,975.00
    79,900  PEPSICO INC                         3,001,243.75

                CONTAINERS
    26,400  AVERY DENNISON CORP                 1,059,300.00
     7,000  BALL CORP                             210,437.50
    28,700  CROWN CORK & SEAL INC               1,533,656.25
    23,900  STONE CONTAINER                       342,068.75
    14,100  TEMPLE INLAND INC                     761,400.00

                PACKAGED FOOD
    19,230  ARCHER DANIELS MIDLAND CO             451,905.00
    23,200  CAMPBELL SOUP CO                    1,160,000.00
     6,700  CONAGRA                               429,637.50
     9,100  COORS ADOLPH CO CL B                  242,287.50
    30,800  CPC INTL INC                        2,843,225.00
     3,700  GENERAL MILLS INC                     240,962.50
    20,750  HEINZ H J CO                          957,093.75
    32,200  HERSHEY FOODS CORP                  1,781,062.50
    10,800  KELLOGG CO                            924,750.00
     9,200  QUAKER OATS CO                        412,850.00
    26,200  RALSTON-PURINA GROUP                2,153,312.50
    68,600  SARA LEE CORP                       2,855,475.00
    39,300  SYSCO CORP                          1,434,450.00
     2,300  WRIGLEY WM JR CO                      154,100.00

                PAPER
    20,000  AMERICAN GREETINGS CL A               742,500.00
    14,300  BEMIS CO                              620,262.50
    12,500  BOISE CASCADE CORP                    441,406.25
    59,436  INTERNATIONAL PAPER CO              2,886,360.75
    19,100  JAMES RIVER CORP                      706,700.00
   128,160  KIMBERLY CLARK CORP                 6,375,960.00
     1,400  MEAD CORP                              87,150.00
     7,000  POTLATCH CORP                         316,750.00
    17,900  UNION CAMP CORP                       895,000.00
    27,100  WILLIAMETTE INDUSTRIAL              1,897,000.00

                PRINTING AND PUBLISHING
    11,100  JOSTENS INC                           292,762.50
     3,600  KNIGHT-RIDDER INC                     176,625.00
     6,200  MCGRAW-HILL COMPANIES INC             364,637.50
     1,400  MEREDITH CORP                          40,600.00
     3,200  NEW YORK TIMES CO CL A                161,600.00
   120,500  TIME WARNER INC                     5,814,125.00
     4,100  TRIBUNE CO                            197,056.25
    23,750  WESTVACO CORP                         746,640.63

                RECREATIONAL EQUIPMENT
    21,100  BRUNSWICK CORP                        659,375.00
    31,100  HARRAH'S ENTERTAINMENT                567,575.00
    36,600  HASBRO INC                          1,038,525.00
    48,281  MATTEL INC                          1,635,518.88

                SOAPS
    13,700  CLOROX CO                           1,808,400.00

                OTHER CONSUMER PRODUCTS
    16,800  COLGATE PALMOLIVE CO                1,096,200.00
    47,900  FORTUNE BRANDS INC                  1,787,268.75
   110,000  GILLETTE CO                        10,422,500.00
    39,200  PROCTER & GAMBLE CO                 5,537,000.00
    45,000  RUBBERMAID INC                      1,338,750.00
     3,800  SPRINGS INDUS INC                     200,450.00
     4,400  TUPPERWARE CORPORATION                160,600.00
    57,200  UST INC                             1,587,300.00
    27,000  WHITMAN CORP                          683,437.50

                PHOTOGRAPHY
    15,600  EASTMAN KODAK CO                    1,197,300.00
    11,600  POLAROID CORP                         643,800.00

                HOUSEHOLD FURN/APPLIANCES
     9,200  ARMSTRONG WORLD IND                   675,050.00
    22,600  MAYTAG CO                             590,425.00

                RETAIL
   100,800  FEDERATED DEPT STORES NEW           3,502,800.00

                APPAREL
     4,000  LIMITED INC                            81,000.00
    17,800  NIKE INC CL B                       1,039,075.00
    13,100  STRIDE RITE CORP                      168,662.50
    16,600  V F CORP                            1,413,075.00

                BROADCASTING
    60,653  DISNEY WALT CO                      4,867,403.25
     8,700  KING WORLD INC                        304,500.00

                MISCELLANEOUS
    25,200  PALL CORP                             585,900.00

           TOTAL CONSUMER PRODUCTS           $101,394,688.51

  DURABLE GOODS                           26.84%

                AEROSPACE-AIRCRAFT
    48,794  BOEING CO                           2,589,131.63
    15,200  GENERAL DYNAMICS CORP               1,140,000.00
    52,861  LOCKHEED MARTIN CORP                5,474,417.31
    46,500  MCDONNELL DOUGLAS CORP              3,185,250.00
    12,800  NORTHROP GRUMMAN CORP               1,124,000.00
     5,700  RAYTHEON CO                           290,700.00
     3,000  TEXTRON INC                           199,125.00
    10,800  UNITED TECHNOLOGIES CORP              896,400.00

                AGRICULTURAL MACHINERY
    44,400  CATERPILLAR INC                     4,767,450.00
    17,900  DEERE & CO                            982,262.50

                AUTOMOBILE AND PARTS
    18,600  AUTOZONE INC                          438,262.50
    46,500  CHRYSLER CORP                       1,525,781.25
     8,000  CUMMINS ENGINE INC                    564,500.00
    21,500  DANA CORP                             817,000.00
    16,900  EATON CORP                          1,475,581.25
     1,600  ECHLIN INC                             57,600.00
   303,300  FORD MTR CO                        11,449,575.00
   189,400  GENERAL MTRS CORP                  10,547,212.50
    46,350  GENUINE PARTS CO                    1,570,106.25
     1,900  NAVISTAR INTL CORP (NEW)               32,775.00
    39,000  TENNECO INC (NEW)                   1,762,312.50
     6,600  TRW INC                               374,962.50

                ELECTRICAL
    12,128  AMP INC                               506,344.00
    19,800  EMERSON ELEC CO                     1,090,237.50
    29,500  GENERAL INST CORP                     737,500.00
    12,600  HONEYWELL INC                         956,025.00
    12,200  RAYCHEM CORP                          907,375.00
   129,500  WESTINGHOUSE ELEC CORP              2,994,687.50

                ELECTRONICS
    15,200  ADVANCED MICRO-DEVICES                547,200.00
    34,800  APPLIED MATLS INC                   2,464,275.00
     3,500  CISCO SYS INC                         234,937.50
   812,200  GENERAL ELECTRIC CO                53,097,575.00
     9,600  GENERAL SIGNAL CORP                   418,800.00
   150,800  HEWLETT PACKARD CO                  8,444,800.00
    35,200  INTEL CORP                          4,991,800.00
    62,800  LSI LOGIC CORP                      2,009,600.00
    43,600  MICRON TECH                         1,741,275.00
    21,700  NATIONAL SEMICONDUCTOR                664,562.50
     2,700  NATIONAL SVC INDS                     131,456.25
   172,050  ORACLE CORPORATION                  8,667,018.75
     9,400  PERKIN ELMER CORP                     747,887.50
    15,000  SEAGATE TECHNOLOGY INC                527,812.50
     5,800  TEKTRONIX INC                         348,000.00
    31,600  TEXAS INSTRUMENTS                   2,656,375.00
     9,800  THOMAS & BETTS CORP                   515,112.50

                INDUSTRIAL MACHINERY
     1,100  AEROQUIP-VICKERS INC                   51,975.00
     7,400  BRIGGS & STRATTON CORP                370,000.00
    29,600  CASE CORPORATION                    2,038,700.00
     8,100  CINCINNATI MILACRON INC               210,093.75
     3,200  COOPER INDUS INC                      159,200.00
    27,100  DOVER CORP                          1,666,650.00
     3,700  HARNISCHFEGER INDUS INC               153,550.00
     7,500  INGERSOLL RAND CO                     463,125.00
     2,100  NACCO INDUS INC CL A                  118,518.75
    11,200  ROCKWELL INTL CORP W/I                660,800.00

                OFFICE EQUIPMENT AND SUPPLIES
     3,100  DELUXE CORP                           105,787.50
     7,300  HARLAND JOHN H CO                     166,531.25
     6,800  IKON OFFICE SOLUTIONS                 169,575.00
     3,500  PITNEY BOWES INC                      249,375.00
    64,500  XEROX CORP.                         5,087,437.50

                RUBBER
    11,400  GOODRICH B F CO                       493,762.50
    10,900  GOODYEAR TIRE & RUBBER                690,106.25

                OTHER DURABLE GOODS
    62,500  CORNING INCORPORATED                3,476,562.50
     8,700  CRANE CO                              363,768.75
    55,600  ILLINOIS TOOL WORKS                 2,776,525.00
     2,900  MILLIPORE CORP                        127,600.00
    84,500  MINNESOTA MNG & MFR                 8,619,000.00
     1,600  STANLEY WORKS                          64,000.00

                COMPUTERS AND SOFTWARE
     4,900  APPLE COMPUTER INC                     69,825.00
    90,800  BAY NETWORKS INC                    2,411,875.00
     2,000  CABLETRON SYSTEMS INC                  56,625.00
    21,700  CERIDIAN CORP                         916,825.00
    20,400  COMPAQ COMPUTER CORP                2,024,700.00
    81,525  COMPUTER ASSOC INTL INC             4,539,923.44
     3,000  CUC INTERNATIONAL                      77,437.50
     2,600  DATA GENL CORP                         67,600.00
    30,600  DELL COMPUTER CORP                  3,593,587.50
    23,800  DIGITAL EQUIP CORP                    843,412.50
   212,200  IBM CORP                           19,137,787.50
    12,700  INTERGRAPH CORP                       107,950.00
   246,200  MICROSOFT CORP                     31,113,525.00
     3,900  NOVELL INC                             27,056.25
    28,500  SILICON GRAPHICS                      427,500.00
    68,800  SUN MICROSYSTEMS                    2,560,650.00
    38,300  TANDEM COMPUTERS INC                  775,575.00
    35,700  UNISYS CORP                           272,212.50

                HOUSEHOLD FURN/APPLIANCES
    17,200  WHIRLPOOL CORP                        938,475.00

                TELECOMMUNICATIONS
   108,900  AIRTOUCH COMMUNICATIONS             2,981,137.50
     4,162  ANDREW CORP                           117,056.25
    18,700  DSC COMMUNICATIONS                    416,075.00
   143,744  LUCENT TECHNOLOGIES INC            10,358,552.00
   199,800  WORLDCOM INC                        6,393,600.00

                MISCELLANEOUS
    15,800  ALLIED-SIGNAL INC                   1,327,200.00
     6,500  BLACK & DECKER CORP                   241,718.75
    12,600  ITT INDUSTRIES INC                    324,450.00
    17,200  JOHNSON CTLS INC                      706,275.00
    12,850  PARKER HANNIFIN CORP                  779,834.38
    14,850  SNAP ON TOOLS CORP                    584,718.75
    27,200  THERMO ELECTRON CORP                  924,800.00
    18,800  TYCO LABS INC                       1,307,775.00

               TOTAL DURABLE GOODS           $271,373,440.26

  FINANCIAL                               15.29%

                BANKS
    30,569  BANC ONE CORP                       1,480,685.94
    66,600  BANK NEW YORK INC                   2,897,100.00
    53,000  BANKAMERICA CORP                    3,421,812.50
    30,400  BANKBOSTON CORPORATION              2,190,700.00
     2,100  BANKERS TR NY CORP                    182,700.00
    43,600  BARNETT BANKS INC                   2,289,000.00
    56,612  CHASE MANHATTAN CORP NEW            5,494,902.25
    55,000  CITICORP                            6,630,937.50
    56,514  CORESTATES FINL CORP                3,037,627.50
    46,900  FIFTH THIRD BANCORP COM             3,847,265.63
    66,800  FIRST BANK SYS INC                  5,703,050.00
    43,232  FIRST CHICAGO NBD CORP              2,615,536.00
    65,005  FIRST UNION CORP                    6,012,962.50
    36,714  FLEET FINANCIAL GROUP INC           2,322,160.50
    44,287  MBNA CORP                           1,622,011.38
    32,600  MELLON BANK CORP                    1,471,075.00
    63,200  NATIONAL CITY CORP                  3,318,000.00
   179,516  NATIONSBANK CORP                   11,578,782.00
    84,700  NORWEST CORP                        4,764,375.00
    44,600  PNC FINANCIAL                       1,856,475.00
    58,000  SUNTRUST BANKS INC                  3,193,625.00
    53,900  U S BANCORP ORE                     3,456,337.50
     3,900  WACHOVIA CORP                         227,418.75
    11,433  WELLS FARGO & CO                    3,081,193.50

                FINANCE COMPANIES
    12,500  AMERICAN EXPRESS CO                   931,250.00
    12,000  BENEFICIAL CORP                       852,750.00
    38,200  FED HOME LN MTG CORP                1,313,125.00
    65,700  GREEN TREE FINANCIAL                2,340,562.50
    20,800  HOUSEHOLD INTL CORP                 2,442,700.00

                HOLDING COMPANY
     4,600  EASTERN ENTERPRISES                   159,562.50
   138,970  MS, DW, DISCOVER & CO               5,984,395.63

                FIRE AND CASUALTY INSURANCE
     7,600  CHUBB CORP                            508,250.00
       600  GENERAL RE CORP                       109,200.00
     2,600  SAFECO CORP                           121,387.50

                INSURANCE
    27,500  AETNA INC                           2,815,312.50
    25,754  ALLSTATE CORPORATION                1,880,042.00
   114,950  AMERICAN INTL GROUP                17,170,656.25
    65,100  AON CORP                            3,368,925.00
     3,800  CIGNA CORP                            674,500.00
    24,000  CONSECO INC                           888,000.00
    12,300  HARTFORD FINANCIAL SVCS             1,017,825.00
     7,500  MBIA INC                              846,093.75
     2,300  ST PAUL COS INC                       175,375.00
       600  TRANSAMERICA CORP                      56,137.50
   113,161  TRAVELERS GROUP INC                 7,136,215.56
     9,800  UNUM CORP.                            411,600.00
     6,200  USF & G CORP                          148,800.00

                LIFE INSURANCE
    60,887  AMERICAN GENERAL CORP               2,907,367.14
    18,700  JEFFERSON PILOT CORP                1,306,662.50
    27,500  LINCOLN NATL CORP IND               1,770,312.50

                REAL ESTATE
   244,400  FEDERAL NATL MTGE ASSN             10,661,950.00
     6,000  HFS                                   348,000.00

                SAVINGS & LOANS
     4,400  AHMANSON H F & CO                     189,200.00
    11,100  GOLDEN WEST FINL CORP                 777,000.00
    25,300  GREAT WESTERN FINL                  1,359,875.00

                BROKERAGE
    14,000  MERRILL LYNCH & CO                    834,750.00
     5,900  SALOMON INC                           328,187.50

                   TOTAL FINANCIAL           $154,531,703.78

  METALS AND MINING                        0.85%

                ALUMINUM
    10,000  ALUMINUM CO AMER                      753,750.00
    14,900  REYNOLDS METALS CO                  1,061,625.00

                MINING
    39,000  HOMESTAKE MNG CO                      509,437.50

                STEEL
    29,067  ALLEGHENY TELEDYNE                    784,809.00
    25,300  ARMCO, INC.                            98,037.50
     6,300  BETHLEHEM STEEL CORP                   65,756.25
    10,400  INLAND STEEL INDUS INC                271,700.00
    25,600  NUCOR CORP                          1,465,600.00
    11,800  TIMKEN CO                             419,637.50
     5,700  USX-US STEEL GROUP                    199,856.25
     2,500  WORTHINGTON INDS INC                   45,781.25

                OTHER METALS
    10,200  ASARCO INC                            312,375.00
    22,587  NEWMONT MNG CORP                      880,893.00
    16,500  PHELPS DODGE CORP                   1,405,593.75

                MINERALS
    13,450  CYPRUS AMAX MINERALS CO               329,525.00

           TOTAL METALS AND MINING             $8,604,377.00

  COLLECTIBLES & PRECIOUS MATERIALS        0.23%

                GOLD-DIAMOND-GEMS
    73,200  FREEPORT-MCMORAN COPPER-B           2,278,350.00

TOTAL COLLECTIBLES & PRECIOUS MATERIALS        $2,278,350.00

  OIL-ENERGY                               8.11%

                OIL & GAS PRODUCERS
     5,700  AMERADA HESS CORP                     316,706.25
   115,400  AMOCO CORP                         10,032,587.50
    22,400  COASTAL CORP                        1,191,400.00
    12,400  ENSERCH CORP                          275,900.00
     5,200  HELMERICH & PAYNE INC.                299,650.00
    70,100  OCCIDENTAL PETROLEUM                1,756,881.25
    14,900  ROWAN COS INC                         419,993.75
    22,000  SANTA FE ENERGY RES INC               323,125.00
    34,987  UNION PACIFIC RESOURCES               870,301.63
     9,700  USX-MARTHON GROUP COM NEW             280,087.50

                NATURAL RESOURCES
     8,400  DRESSER INDUS INC                     312,900.00
     9,900  KERR MCGEE CORP                       627,412.50
     6,500  LOUISIANA LD & EXPL CO                371,312.50
     9,050  WILLIAMS COS INC-DEL                  395,937.50

                OIL EQUIPMENT, WELLS & SVCS
    14,200  ASHLAND, INC                          658,525.00
    24,400  HALLIBURTON CO                      1,933,700.00
    10,500  WESTERN ATLAS INC                     769,125.00

                OIL - DOMESTIC
     2,000  PENNZOIL CO                           153,500.00
    67,400  PHILLIPS PETE CO                    2,948,750.00
    10,600  UNOCAL CORP                           411,412.50

                OIL - INTERNATIONAL
    24,100  CHEVRON CORP                        1,781,893.75
   574,400  EXXON CORP.                        35,325,600.00
   183,000  MOBIL CORP                         12,787,125.00
    18,100  ORYX ENERGY COMPANY                   382,362.50
    18,100  SUN CO INC                            561,100.00
    62,200  TEXACO INC                          6,764,250.00

                  TOTAL OIL-ENERGY            $81,951,539.13

  RETAIL                                   4.97%

                DEPARTMENT STORES
     3,200  CVS CORP                              164,000.00
    60,000  DAYTON HUDSON CORP                  3,191,250.00
    34,300  DILLARDS INCORPORATED               1,187,637.50
    18,000  HARCOURT GENERAL INC                  857,250.00
   111,200  K MART                              1,362,200.00
       800  MERCANTILE STORES                      50,350.00
    59,800  PENNEY JC INC                       3,120,812.50
    25,400  SEARS ROEBUCK & CO                  1,365,250.00
   774,500  WAL MART STORES INC                26,187,781.25
     3,600  WINN-DIXIE STORES INC                 134,100.00
    46,300  WOOLWORTH CORP                      1,111,200.00

                GROCERY
     9,500  ALBERTSON'S INC                       346,750.00
     4,400  AMERICAN STORES CO                    217,250.00
     8,200  FLEMING COS                           147,600.00
    11,800  GIANT FOOD INC                        382,025.00
     7,800  GREAT ATLANTIC & PAC TEA              212,062.50
    70,600  KROGER CO                           2,047,400.00

                OTHER RETAIL
    18,667  COSTCO COMPANIES INC                  613,677.63
     9,800  LONGS DRUG STORES CORP                256,637.50
    48,700  LOWES COS INC                       1,807,987.50
    18,800  PEP BOYS-MAN, MO, JACK                640,375.00
     1,600  RITE AID CORP                          79,800.00
       500  TANDY CORP                             28,000.00

                SPORTING GOODS
       400  REEBOK INTL LTD                        18,700.00
     9,600  RUSSELL CORP                          284,400.00

                APPAREL
    25,100  CHARMING SHOPPES INC                  130,990.63
    84,000  GAP INC                             3,265,500.00
    21,600  NORDSTROM INC                       1,059,750.00

                      TOTAL RETAIL            $50,270,737.01

  UTILITIES                                7.46%

                ELECTRIC
    11,800  AMERICAN ELEC PWR INC                 495,600.00
    35,200  BALTIMORE GAS & ELEC                  939,400.00
     1,000  CENTRAL & SOUTH WEST CORP              21,250.00
    32,021  CINERGY CORP                        1,114,731.06
     5,300  DOMINION RES INC-VA                   194,112.50
    79,209  DUKE POWER CO                       3,797,081.44
    99,100  EDISON INTERNATIONAL                2,465,112.50
    41,700  FPL GROUP INC                       1,920,806.25
    29,600  GPU INC                             1,061,900.00
    15,300  HOUSTON INDS INC                      327,993.75
     3,100  NIAGARA MOHAWK PWR                     26,543.75
     4,700  NORTHERN STS PWR CO                   243,225.00
     3,300  OHIO EDISON CO                         71,981.25
    71,800  PACIFICORP                          1,579,600.00
    13,800  PECO ENERGY                           289,800.00
    91,800  PG&E CORP                           2,226,150.00
    78,100  PP&L RESOURCES INC                  1,557,118.75
   109,767  SBC COMMUNICATIONS INC              6,791,833.13
    40,900  SOUTHERN CO                           894,687.50
     5,700  UNICOM CORP                           126,825.00

                GAS
     3,600  COLUMBIA GAS SYS INC                  234,900.00
    59,600  ENRON CORP                          2,432,425.00
     1,400  NICOR INC                              50,225.00
     6,100  NORAM ENERGY CORP                      93,025.00
       500  ONEOK INC                              16,093.75
    18,200  PACIFIC ENTERPRISES                   611,975.00
       700  PEOPLES ENERGY CORP                    26,206.25
    20,100  SONAT INC                           1,030,125.00
    68,500  TEXAS UTILITIES CO                  2,358,968.75

                TELEPHONE
   420,400  A T & T                            14,740,275.00
    51,500  ALLTEL CORP                         1,722,031.25
    15,500  BELL ATLANTIC CORP                  1,176,062.50
    64,100  BELLSOUTH CORP                      2,972,637.50
    29,200  FRONTIER CORP                         582,175.00
   243,400  GTE CORP                           10,679,175.00
   104,100  SPRINT CORP                         5,478,262.50
    40,000  U S WEST MEDIA GROUP                  810,000.00

                WASTE DESPOSAL
    11,100  BROWNING FERRIS IND                   369,075.00
   121,800  WASTE MANAGEMENT INC                3,912,825.00

                   TOTAL UTILITIES            $75,442,214.38

  MISCELLANEOUS                            8.88%

                BROADCAST/COMMUNICATIONS
    32,600  COMCAST CORP CL A SPL                 696,825.00
     3,300  GANNETT CO., INC                      325,875.00
    18,600  MCI COMMUNICATIONS                    712,031.25
    24,100  MOTOROLA INC                        1,831,600.00
   166,400  TELE COMM. INC CL A                 2,475,200.00
    12,000  TELLABS INC                           670,500.00
    82,400  VIACOM INC CL B NON VTG             2,472,000.00

                BUSINESS SERVICES
     7,800  AMDAHL CORP                            68,250.00
    15,800  AUTODESK INC                          605,337.50
    18,200  AUTOMATIC DATA PROC                   855,400.00
    26,600  BLOCK H&R INC                         857,850.00
     2,700  COMPUTER SCIENCES CORP                194,737.50
    39,800  DONNELLEY RR & SONS                 1,457,675.00
    27,200  DOW JONES & CO                      1,093,100.00
    87,700  E M C CORP                          3,420,300.00
     2,600  ECOLAB INC                            124,150.00
   123,000  FIRST DATA CORP                     5,404,312.50
    13,300  GRAINGER W W INC                    1,039,893.75
    18,300  INTERPUBLIC GROUP COS               1,122,018.75
    14,800  SAFETY KLEEN CORP                     249,750.00
    18,900  SCIENTIFIC-ATLANTA                    413,437.50
    56,800  SERVICE CORP INTL                   1,867,300.00
    80,900  THREE COM CORP                      3,640,500.00

                FOOD SERVICE
     3,600  DARDEN RESTAURANTS INC                 32,625.00
    25,600  MCDONALDS CORP                      1,236,800.00
   609,900  PHILLIP MORRIS CO INC              27,064,312.50
    35,900  WENDYS INTL INC                       931,156.25

                HOTEL & MOTEL
    50,800  HILTON HOTELS CORP                  1,349,375.00
    11,700  ITT CORP NEW                          714,431.25
    23,100  MARRIOTT INTL CORP                  1,417,762.50

                HOUSING
     6,400  PULTE CORP                            221,200.00

                MED SERV & SUPPLIES
     6,500  BIOMET INC                            121,062.50
    32,000  HEALTHSOUTH CORPORATION               798,000.00
    79,400  HUMANA INC                          1,836,125.00
    14,200  MANOR CARE INC                        463,275.00
    13,700  MEDTRONIC INC                       1,109,700.00
     4,900  SHARED MEDICAL SYS CORP               264,600.00
    21,550  ST. JUDE MED INC.                     840,450.00

                REAL ESTATE
     7,100  CENTEX CORP                           288,437.50

                TRANSPORTATION
    17,800  AMR CORP                            1,646,500.00
    31,954  BURLINGTON NRTHN SANTA FE           2,871,865.75
       800  CALIBER SYSTEMS INC                    29,800.00
     7,300  CSX CORP                              405,150.00
    19,000  DELTA AIR LINES INC                 1,558,000.00
    27,400  FEDERAL EXPRESS CORP                1,582,350.00
     5,800  FLEETWOOD ENTERPRISES                 172,912.50
    30,600  NORFOLK SOUTHERN CORP               3,082,950.00
     4,590  PACCAR INC                            213,148.13
    19,400  RYDER SYSTEMS INC                     640,200.00
     5,800  SOUTHWEST AIRLINES CO                 150,075.00
     2,000  U S AIR GROUP                          70,000.00
    23,600  UNION PACIFIC CORP                  1,663,800.00

                MISCELLANEOUS
     4,300  MALLINCKRODT (NEW)                    167,700.00
    17,600  WARNER-LAMBERT                      2,186,800.00

                TELECOMMUNICATIONS
    32,600  AMERITECH CORP NEW                  2,214,762.50
     9,900  HARRIS CORP-DEL                       831,600.00

               TOTAL MISCELLANEOUS            $89,774,970.13

  UTILITIES                                0.03%

                ELECTRIC
     9,200  DTE ENERGY COMPANY                    254,150.00

                   TOTAL UTILITIES               $254,150.00

                                 TOTAL COMMON STOCK       $1,003,937,923.95

OTHER

                                           0.69%

                CASH EQUIVALENTS
 6,993,023  AIM SHORT TERM INV SER 2            6,993,023.38

                             TOTAL             $6,993,023.38

                                        TOTAL OTHER           $6,993,023.38


             TOTAL INVESTMENTS -         100.00%          $1,010,930,947.33
             (cost $554,130,578)

See accompanying notes to financial statements